03052199

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-45593

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2002 (MM/DD/YY) AND ENDING August 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paradigm Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1216 Kendale Blvd.
(No. and Street)

East Lansing (City) Michigan (State) 48826-2501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stacey McCollum (517) 337-5423
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maner, Costerisan & Ellis, P.C.
(Name – *if individual, state last, first, middle name*)

544 Cherbourg, Suite 200 (Address) Lansing (City) Michigan (State) 48917-5010 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED OCT 27 2003 WASH. D.C. 181 SECTION PROCESSING

PROCESSED NOV 13 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stacey McCollum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paradigm Equities, Inc., as of August 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stacey J. McCollum
Signature

Principal Financial Officer
Title

Tamra A. Church
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maner, Costerisan & Ellis, P.C.
Certified Public Accountants

Lamonte T. Lator
Bruce J. Dunn
Jeffrey C. Stevens
Linda I. Schirmer
Steven W. Scott
David M. Raeck
Robert E. Miller, Jr.
Steven B. Robbins
James E. Nyquist
James R. Dedyne

Timothy H. Adams
David B. Caldwell
Edward L. Williams, III
Timothy J. Orians
Dennis D. Theis

Walter P. Maner, Jr.
Floyd L. Costerisan
Leon A. Ellis (1933-1988)

INDEPENDENT AUDITORS' REPORT

Board of Directors
Paradigm Equities, Inc.
East Lansing, Michigan

September 30, 2003

We have audited the accompanying statements of financial condition of Paradigm Equities, Inc. as of August 31, 2003 and 2002, and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paradigm Equities, Inc. as of August 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Maner, Costerisan & Ellis P.C.

544 Cherbourg Drive • Suite 200 • Lansing, Michigan 48917-5010 • (517) 323-7500 • Fax (517) 323-6346 • www.mcecpa.com

Maner, Costerisan & Ellis, P.C.
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

SEC MAIL PROCESSING RECEIVED
OCT 27 2003
WASH. D.C. 181 SECTION

Board of Directors
Paradigm Equities, Inc.
East Lansing, Michigan

In planning and performing our audit of the financial statements and supplemental schedules of Paradigm Equities, Inc., East Lansing, Michigan, (the Company), for the year ended August 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

544 Cherbourg Drive • Suite 200 • Lansing, Michigan 48917-5010 • (517) 323-7500 • Fax (517) 323-6346 • www.mcecpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.

Maner, Costerisan & Ellis P.C.

Certified Public Accountants

Lansing, Michigan
September 30, 2003

PARADIGM EQUITIES, INC.

REPORT ON FINANCIAL STATEMENTS
(With supplementary information required by Rule 17a-5
of the Securities and Exchange Commission)

YEARS ENDED AUGUST 31, 2003 AND 2002

CONTENTS

	Page
Form X-17A-5, Part III, Facing Page	1A
Affirmation of Officers	1B
Independent auditors' report	1
Financial statements	
Statements of financial condition	2
Statements of income and retained earnings	3
Statements of cash flows	4
Notes to financial statements	5 - 8
Independent auditors' report on supplementary information required by Rule 17a-5 of the Securities and Exchange Commission	9
Schedule I - Computation of net capital under rule 15c3-1 and statement pursuant to rule 17a-5(d)(4) of the Securities and Exchange Commission	10

PARADIGM EQUITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
AUGUST 31, 2003 AND 2002

	2003	2002
ASSETS		
Cash and equivalents	$ 1,872,505	$ 1,665,735
Commissions receivable	274,580	295,885
Prepaid expense	9,052	8,104
Total current assets	2,156,137	1,969,724
Securities owned, not readily marketable	3,300	3,300
Property and equipment, less accumulated depreciation	23,414	51,642
	$ 2,182,851	$ 2,024,666
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable	$ 274,126	$ 343,678
Commissions payable and related items	209,474	225,694
Due to affiliates	51,272	1,116
Single business tax payable	8,130	7,914
Total current liabilities	543,002	578,402
Common stock, no par, shares authorized 60,000 shares issued and outstanding 20,000	10,000	10,000
Additional paid in capital	20,000	20,000
Retained earnings	1,609,849	1,416,264
Total stockholder's equity	1,639,849	1,446,264
	$ 2,182,851	$ 2,024,666

See notes to financial statements.

PARADIGM EQUITIES, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED AUGUST 31, 2003 AND 2002

	2003	2002
REVENUES:		
Commissions	$ 3,525,870	$ 3,505,332
Interest and other revenue	15,589	25,753
Total revenues	3,541,459	3,531,085
EXPENSES:		
Commissions	1,363,128	1,314,749
Operating expenses	1,394,972	1,541,093
Taxes, other than income tax	33,949	33,756
Total expenses	2,792,049	2,889,598
Income before income taxes	749,410	641,487
INCOME TAXES	255,825	218,275
NET INCOME	493,585	423,212
RETAINED EARNINGS, beginning of year	1,416,264	1,493,052
DIVIDENDS	(300,000)	(500,000)
RETAINED EARNINGS, end of year	$ 1,609,849	$ 1,416,264

See notes to financial statements.

PARADIGM EQUITIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED AUGUST 31, 2003 AND 2002

	2003	2002
INCREASE (DECREASE) IN CASH AND EQUIVALENTS:		
Cash flows from operating activities:		
Net income	$ 493,585	$ 423,212
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense	28,228	33,620
Commissions receivable	21,305	(41,005)
Prepaid expense	(948)	(3,115)
Accounts payable	(69,552)	127,037
Commissions payable and related items	(16,220)	8,328
Due to affiliates	50,156	(71,739)
Single business tax payable	216	5,685
Total adjustments	13,185	58,811
Net cash provided by operating activities	506,770	482,023
Cash flows from investing activities:		
Purchase of property and equipment		(9,309)
Cash flows from financing activities:		
Dividends paid	(300,000)	(500,000)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	206,770	(27,286)
CASH AND EQUIVALENTS:		
Beginning of year	1,665,735	1,693,021
End of year	$ 1,872,505	$ 1,665,735

See notes to financial statements.

PARADIGM EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - All highly liquid investments with maturities of three months or less when purchased and money market funds are considered to be cash equivalents.

Commissions receivable - Based on the Company's experience, no allowance for doubtful accounts is considered necessary. Commissions receivable from insurance companies and mutual funds are normally settled within 30 days.

Securities owned, not readily marketable - Securities owned, not readily marketable are recorded at estimated fair value.

Equipment and depreciation - Assets are recorded at cost and depreciated over their estimated useful lives using accelerated methods.

Liabilities subordinated to claims of general creditors - The Company does not have any liabilities subordinated to claims of general creditors.

Revenue recognition - Commission revenue is recognized utilizing the trade-date basis.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Advertising - Advertising costs are expensed as incurred.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

Paradigm Equities, Inc. (the "Company") was organized by the issuance of 20,000 shares of stock on January 19, 1993 for $30,000. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

During 1999, the Company requested and was granted permission for exemption from Securities and Exchange Commission's Rule 15c 3-3, pursuant to Paragraph (k)(2)(i), allowing the company to transact its investment company securities and variable annuity business through a "Special Account for the Exclusive Benefit of Customers".

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (continued)

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, temporary cash investments and receivables.

The Company deposits its cash and temporary cash investments with high-credit-quality financial institutions. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk.

The Company receives commission revenues from various insurance companies and mutual funds for facilitating the Company's customers' purchase of annuities and mutual funds. The Company's customers are located primarily in the State of Michigan. In 2003, 87% of the Company's commission revenue was generated from three companies, Company A represented 42%, Company B represented 32% and Company C represented 13%. In 2002, 87% of the Company's commission revenue was generated from three companies, Company A represented 43%, Company B represented 30% and Company C represented 14%. Commission income accrued at year-end is normally settled within 30 days and is considered subject to minimal risk.

Registered sales representatives of the Company are covered by a collective bargaining contract which expires in the year 2007.

NOTE 3 - EQUIPMENT

Equipment consists of the following:

	2003	2002
Computer software	$ 95,727	$ 95,727
Computer equipment	18,363	18,363
	114,090	114,090
Less accumulated depreciation	90,676	62,448
Net equipment	$ 23,414	$ 51,642
Depreciation and amortization expense	$ 28,228	$ 33,620

NOTE 4 - INCOME TAXES

The Company files a consolidated federal income tax return with its parent company. Income tax expense on a separate return basis amounted to $255,825 and $218,275 for the years ended August 31, 2003 and 2002, respectively. As of August 31, 2003, the Company had amounts due to the parent of $52,649 for income taxes. Amounts due from the parent company for income tax at August 31, 2002 amounted to $20,803.

There are no significant differences between "book" and "tax" income.

NOTE 5 - RELATED PARTY TRANSACTIONS

Transactions with
MEA Financial Services, Inc. (Financial Services)

The Company has entered into an agreement with Financial Services, its parent company, whereby Financial Services will provide executive support, office space, equipment, administrative and clerical support to the Company. The Company incurred $900,000 for such services during 2003 and 2002, respectively.

In addition to the above agreement, the Company paid Financial Services approximately $3,700 and $52,600 in 2003 and 2002, respectively, in miscellaneous reimbursements, including the purchase of insurance.

Transactions with
Michigan Education Special Services Association (MESSA)

The Company paid MESSA approximately $9,100 and $11,400 in 2003 and 2002, respectively for information technology services.

Transactions with the Michigan Education Association (MEA)
(Sole stockholder of MEA Financial Services)

MEA serves as a "common paymaster" on behalf of all of its affiliated entities. Reimbursements paid to MEA, which are based on actual compensation and payroll taxes and various other reimbursements, amounted to approximately $1,485,000 and $1,401,000 for 2003 and 2002, respectively.

Year End Inter-Company Balances

Amounts due from (to) affiliates at August 31 are as follows:

	2003	2002
MEA Financial Services	$ (52,754)	$ 8,193
MEA	1,482	(9,309)
	$ (51,272)	$ (1,116)

NOTE 6 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Paradigm paid approximately $203,000 and $239,000 to Financial Services for federal income taxes during 2003 and 2002, respectively.

PARADIGM EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 7 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission which requires that net capital, as defined, shall be equal to the greater of $25,000 or a ratio of 15:1 of aggregate indebtedness to net capital, as defined. Net capital and aggregate indebtedness change from day to day, but at August 31, 2003, the Company had net capital of $1,475,939, which was $1,424,601 in excess of its required capital of $51,338. The Company's net capital ratio was .52:1.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of Paradigm Equities, Inc. as of and for the year ended August 31, 2003 and have issued our report thereon dated September 30, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Maner, Costerisan & Ellis P.C.

Certified Public Accountants

Lansing, Michigan
September 30, 2003

SCHEDULE I
PARADIGM EQUITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF AUGUST 31, 2003

NET CAPITAL:		
Total stockholder's equity		$ 1,639,849
Deductions and/or charges:		
Non-allowable assets:		
Other assets:		
Mutual fund trailer fees	$ 28,829	
Over 30 day variable rate annuity commissions receivable	63,385	
Securities not readily marketable	3,300	
Equipment	23,414	
Prepaid expense	9,052	127,980
Net capital before haircuts on securities positions		1,511,869
Haircuts on securities (computed, money market funds included in cash and cash equivalents)		35,930
Net capital		$ 1,475,939
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition		
Accounts payable, accrued expenses and other liabilities		$ 543,002
Items not included in statement of financial condition		
Federal income tax liability		221,665
Total aggregate indebtedness		$ 764,667
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6 2/3% of $764,667 pursuant to Rule 15c3-1)		$ 50,978
Excess net capital		$ 1,424,961
Ratio: Aggregate indebtedness to net capital		.52 : 1

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by the Company and included in the unaudited Part IIA Focus Report Filing as of the same date.